11 Hanover Square
New York, NY, 10005

June 30, 2015

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C.  20549

RE:	Dividend and Income Fund Registration Statement on Form N-2 File Nos. 333-203126; 811-08747

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of Dividend and Income Fund (the "Company"), hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 1:00 p.m., Washington, D.C. time, on June 30, 2015, or as soon thereafter as is practicable.

In requesting acceleration as described above, the undersigned, on behalf of the Company, acknowledges the following:

1.            Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.            The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.            The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We ask that you please contact the Company's outside counsel, Pamela M. Krill, at (608) 284-2226, to inform her as soon as possible after the above-referenced Registration Statement has been declared effective.

Very truly yours,

DIVIDEND AND INCOME FUND

/s/ Russell Kamerman
Russell Kamerman
Chief Compliance Officer

cc:            Pamela M. Krill